UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

PO Box 472, 2nd Floor

Harbour Place

103 South Church Street, George Town

Grand Cayman KY1-1106

Cayman Islands

c/o 15/F., AIA Central, 1 Connaught Road Central

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: PAG HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 622,189

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 622,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,189

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 0.7%

14.	Type of Reporting Person (See Instructions): HC

1.	Name of Reporting Persons: PACIFIC ALLIANCE GROUP LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 622,189

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 622,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,189

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 0.7%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 622,189

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 622,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,189

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 0.7%

14.	Type of Reporting Person (See Instructions): IA

1.	Name of Reporting Persons: PA GRAND OPPORTUNITY II LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 622,189

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 622,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,189

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 0.7%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: PA EMINENT OPPORTUNITY VI LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 622,189

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 622,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,189

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 0.7%

14.	Type of Reporting Person (See Instructions): OO

Explanatory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2019 (the “Original Schedule 13D”) relating to the common stock (the “Common Stock”), par value $0.01 per share, of SeaWorld Entertainment, Inc. (the “Issuer”). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 27, 2019, the Security Agent, at the direction of PA Opportunity VI in its capacity as the senior lender, entered into a stock purchase agreement with Hill Path Capital LP (“Hill Path”) and certain of its affiliates pursuant to which the Security Agent agreed to sell and certain affiliates of Hill Path agreed to purchase, in the aggregate, 13,214,000 shares of Common Stock held by the Security Agent at a price per share equal to $26.71 (the “HP Purchase”).  On May 27, 2019, the Security Agent, at the direction of PA Opportunity VI in its capacity as the senior lender, entered into a share repurchase agreement with the Issuer pursuant to which it agreed to sell and the Issuer agreed to purchase 5,615,874 shares of Common Stock held by the Security Agent at a price per share equal to $26.71 (the “SEAS Repurchase”). The Reporting Persons sold, by way of the Security Agent, these 18,829,874 shares of Common Stock for the satisfaction of the obligations owed to PA Opportunity VI, the Junior Investor (as defined below) and the Security Agent, respectively, by SWUK and certain other obligors and secured by the Shares. Following the satisfaction of such obligations, the Reporting Persons, acting through the Security Agent, intend to return the remaining Shares to SWUK. The HP Purchase and the SEAS Repurchase are set to close on or about May 30, 2019, subject to the satisfaction of customary closing conditions.

As of the date hereof, except as described in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information relating to the beneficial ownership of the shares of Common Stock by each of the Reporting Persons is set forth in Rows 7 through 11 of each of the cover pages hereto and is incorporated herein by reference.

Calculations of the percentage of the Common Stock beneficially owned assumes that there are a total of 84,198,886 outstanding shares of the Common Stock, par value $0.01 per share as of May 3, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019.  Based on this number of outstanding shares of the Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of 0.7% of the total number of outstanding Common Stock as listed on such Reporting Person’s respective reporting page. Each of the Reporting Persons disclaims beneficial ownership in the Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.

The Shares are held in the name of the Security Agent on behalf of PA Opportunity VI and a junior investor, China Huarong International Holdings Limited (the “Junior Investor”). The Security Agent does not have discretionary authority over the Shares; the Junior Investor has certain limited discretionary authority over the Shares, but will not have the power to vote or dispose of the Shares until the debt owed to PA Opportunity VI that is secured by the Shares is fully discharged (assuming the Security Agent still holds the Shares at that time).

(c) Other than as described in Item 3, during the past 60 days, none of the Reporting Persons or Covered Individuals has acquired any shares of the Common Stock of the Issuer.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Following the HP Purchase and the SEAS Repurchase, as of May 27, 2019, the Reporting Persons ceased to beneficially own at least 5% of the Issuer’s outstanding common stock.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1: Joint Filing Agreement, dated as of May 6, 2019, by and among PAG Holdings, PAG Limited, Pacific Alliance Investment Management, PA Opportunity II and PA Opportunity VI (filed with the Original Schedule 13D).

Exhibit 99.2: Facility Agreement, dated as of May 8, 2017, by and among SWUK, SWHK and PA Opportunity VI (filed with the Original Schedule 13D).

Exhibit 99.3: Security Agreement, dated as of May 8, 2017, by and between SWUK, SWHK and PA Opportunity VI (filed with the Original Schedule 13D).

Exhibit 99.4: Letter Agreement, dated as of May 3, 2019, by and between the Issuer and the Security Agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 6, 2019).

Exhibit 99.5: Registration Rights Agreement, dated as of March 24, 2017, by and between the Issuer and Sun Wise (UK) Co., Ltd. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on  March 24, 2017).

Exhibit 99.6: Share Repurchase Agreement, dated as of May 27, 2019, by and between the Issuer and the Security Agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 28, 2019).

Exhibit 99.7: Stock Purchase Agreement, dated as of May 27, 2019, by and between Hill Path and certain stockholders of the Issuer and the Security Agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 28, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

PAG HOLDINGS LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PA GRAND OPPORTUNITY II LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director of PAX Secretaries Limited, Sole
Director of PA Grand Opportunity II Limited

PA EMINENT OPPORTUNITY VI LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director of PAX Secretaries Limited, Sole
Director of PA Eminent Opportunity VI Limited

[Signature Page to Schedule 13D]